AMENDMENT NO. 1

                                       TO

                                 NT HOLDING CORP

                                       AND

                        SHANXI JINHAI METAL GROUP LIMITED

                             JOINT VENTURE AGREEMENT

This Amendment No. 1 ("Amendment") to the Joint Venture Agreement between NT Holding Corp ("NT") and Shanxi Jinhai Metal Group, Limited ("Jinhai") dated as of March 12, 2006 (the "Agreement") is entered into as of this 27th day of June 2006. The purpose of this Amendment is to amend certain aspects of the Agreement. Any and all aspects of the Agreement not addressed by this Amendment, including all rights and obligations of each of the parties, shall remain unchanged and shall have the same force and effect as in the original Agreement.

      1. NT has formed a company organized under the laws of China under the name of American-Asia Metallurgical Industry Limited ("AAMI"). AAMI is a 100% subsidiary of NT. Jinhai shall issue shares of Jinhai to AAMI such that the net result shall be that AAMI shall own 58% of the equity of Jinhai in exchange for the consideration set forth in the Agreement. The transaction will thus be structured as an acquisition, not as a joint venture.

IN WITNESS WHEREOF, the duly authorized representatives of each of the parties hereto have hereunder set their respective hands as of this 27th day of June, 2006.

NT HOLDING CORP                    SHANXI JINHAI METAL GROUP LIMITED

         /s/ Chun Ka Tsun                   /s/ Xue Yue Ting
By:______________________          By:______________________________
         Chun Ka Tsun                       Xue Yue Ting
         CEO